Aflac Incorporated 1st Quarter 2014 10-Q
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges
Three Months Ended March 31,

(In thousands)	2014	2013
Fixed charges:
Interest expense(1)	$80,268	$70,587
Interest on investment-type contracts	14,327	13,614
Rental expense deemed interest	165	175
Total fixed charges	$94,760	$84,376
Earnings before income tax(1)	$1,103,575	$1,361,443
Add back:
Total fixed charges	94,760	84,376
Total earnings before income tax and fixed charges	$1,198,335	$1,445,819
Ratio of earnings to fixed charges	12.6x	17.1x
(1)Excludes interest expense on income tax liabilities